mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06850

Brian Fields
Accounting group-interpretations
Office of the Chief Accountant
US Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561

January 29, 2010

Re: mPhase Technologies, Inc. (the "Company")
Form 10K for the year ended June 30, 2009
Filed October 7, 2009
File No. 000–30202

Via e-mail: FieldsBr@sec.gov

Dear Mr. Fields:

In response to our conference call of Wednesday, January 20, 2010 and our conversation of Monday, January 25, 2010, I am setting forth below my understanding of the Commission's position as it relates to resolving the accounting issues for the Company's convertible debentures and potential additional liabilities for equity instruments convertible into the Company's common stock as accounted for under EITF 00-19. The underlying analysis assumes that the Company may have an indeterminate number of shares with respect to its Convertible Debentures. Nevertheless the Company believes that under ETIF 00-19 an incremental liability does NOT need to be reflected on its financial statements with respect to the approximately 13 million warrants issued in January, April and June of 2008 after it entered into its first Convertible Debenture in December of 2007.

RESERVATION

Under this doctrine it is our understanding that the Commission rarely finds circumstances whereby the shares reserved by actions of the Company can utilize a method other than the five methods prescribed in subparts a-e of paragraph 11 of EITF-0019. The Company understands that its initial allocation of reserving shares based upon a methodology of options first; warrants second; convertible agreements with a cap third; and convertible agreements without a cap last will unlikely comply with the Commission's view of the parameters of sequencing required under ETIF-0019.

EFFECT OF CONTRACT FEATURE AS CAP

Under a separate E mail Martin Smiley has referenced specific sections of each of the Company's Convertible agreement whereby the note-holder will not execute share conversions that would result in the holder owning common stock of the Company exceeding 4.99% of the shares of the Company's stock at any point in time over the life of the Debenture.

We are submitting our calculation of shares required to be reserved for our convertible debentures based upon our understanding of this calculation potentially resulting in an implicit cap of shares under the terms of the Convertible Debenture thus avoiding the issue of indeterminate shares and some of the more difficult complexities of ETIF 0019. We would appreciate your review and guidance with respect to this calculation as how to most efficiently provide an illustration of the cap.

DISCRETION OF THE COMPANY

Please note the alternative cash settlement provision set forth in the Clarifying Amendment to the JMJ Financial , Inc. Convertible Debentures is not economically punitive as the amount of cash payable equals the discount ratio in the share settlement alternative provisions when the value of the number of shares received discounted from the price of the stock is considered (ie. 25% in both cases).

The Company's first three Convertible Debenture agreements were entered into (i) Golden Gate dated 12-11-2007; (ii) St. George Investments dated 2-01-2008 and (iii) JMJ Financial dated 3-25-2008. The Golden Gate Agreement gave Golden Gate a right of first refusal for future financings which it waived in permitting the Company to enter into its second agreement with St. George Investments. The St. George Investments Agreement contained a carve out of up to $10,000,000 in additional equity financing to be entered into by the Company with other parties. The St. George Investments Group then permitted the Company to enter into its first Convertible Debenture with JMJ Financial that contained an acknowledgement of prior securities agreements including options and warrants. The Golden Gate debenture and the St. George carve out make all the warrants in question within the scope of the Golden Gate and St. George Investments Convertible Debenture agreements each provide that NO EVENT OF DEFAULT can result from the Company running out of shares owing to a drop in the price of its common stock. The Company is NOT required to pay any penalty in cash damages and only required to seek authorization from its shareholders to issue additional shares of common stock. Thus with respect to the Company fiscal year- June 30, 2008 (the only period which may have a material liability subject to question) the potentially indeterminate shares issue is negated since it satisfies the requirement the both of such agreements is on "Commercially Reasonable Terms" as enumerated in paras. 14 & 15 of eitf-0019.

SEQUENCING RESULTING IN NO LIABILITY

The Company understands that the Commission does not believe that when a company's convertible securities may give rise to an issue of indeterminate shares that such Company may utilize the pro rata method of sequencing its convertible securities as previously provided to the Corporate Finance Group. As a result of our conversations we now understand that the Commission accepts the "latest" maturity sequencing in cases where convertible instruments may give rise to conversions into an indeterminate number of shares. We also understand that once utilized for fiscal years ended June 30, 2008 and June 30, 2009 the Company is required to continue to use this method of sequencing with respect to its convertible securities that may give rise to incremental liabilities in future financial statements.The Company has performed a detailed analysis with respect to complying with the parameters of subsection (e) of paragraph 11 of ETIF 00-19 which allows reclassification of contracts with the latest maturity date first.

The table of contracts accompanying this letter starting with the first convertible agreement of December 2007 through today is provided to illustrate that the Company's sequencing of its convertible securities with the latest maturity dates first by maturity date results in no incremental liability applicable to the approximately 13 million warrants over that contained in its June 30, 2008 and 2009 annual reports as well interim reports and its current financial statements. This may change as early as the quarter ending June 30, 2010 when the warrants may no longer be the equity agreements subject to this issue to have the latest maturity date.

I will be working with Mr. Smiley on this topic and hope you can assist in further clarification on the Commission's view on the above issues. Please call me at (917) 324-0354 if you need any additional information to confirm that we can satisfy the prior periods with the application of the latest maturity date (e) sequencing method alone.

Thank you,

Edward J. Suozzo

		SEQUENCING ILLUSTRATION-						Application of
		Latest Maturiy Date First-						shares-
		period ended June 30, 2009						warrants & cap
								30-Jun-09

						sequencing
			wts-shs	isuue date	maturity date	order

wts	issuance	6/02/2008	1,393,056	02/06/2008	02/06/2013	1		1,393,056

wts	ISSUANCE	04/07/2008	100,000	07/04/2008	07/04/2013	2		100,000

wts	ISSUANCE	04/07/2008	11,111,112	07/04/2008	07/04/2013	3		11,111,112

wts	ISSUANCE	01/14/2008	500,000	14/01/2008	14/01/2013	4		500,000
			13,104,168					13,104,168

jmj #1 cdb face 1m				25/03/2008	25/03/2012	5		34,991,708

jmj #2 cdb face1.1m				31/12/2008	31/12/2011	6		43,433,952

lajolla cdb face2.0m				12/09/2008	30/09/2011	7		43,433,952	conclusion-sufficient shares no incremental liability

								122,359,612

						unissued shares shares available for options and warrants remaining	30/06/2009	1,129,580,118
								1,007,220,506

		SEQUENCING ILLUSTRATION-
		Latest Maturiy Date First-						Application of
		period ended June 30, 2008						shares-
						sequencing		warrants & conv
unissued shares			wts-shs	issue date	maturity date	order		30-Jun-08

wts	issuance	6/02/2008	1,393,056	02/06/2008	02/06/2013	1		1,393,056

wts	ISSUANCE	04/07/2008	100,000	07/04/2008	07/04/2013	2		100,000

wts	ISSUANCE	04/07/2008	11,111,112	07/04/2008	07/04/2013	3		11,111,112
			1365000

wts	ISSUANCE	01/14/2008	500,000	14/01/2008	14/01/2013	4		500,000
			14,469,168					13,104,168

jmj #1 cdb face 1.45m				25/03/2008	25/03/2012	5		21,975,710

st. george cdb 550k face				01/02/2008	27/02/2012	6		10,628,019

golden gate cdb 1.5m face				11/12/2007	01/02/2011	7		21,975,710	conclusion-sufficent shares no incremental liability

								67,683,607

						unissued shares shares available for options and warrants remaining	30/06/2008	459,605,000
								391,921,393

IMPLICIT CAP ILLUSTRATION- 4.99% shares converted b/s values period ended June 30, 2008 Cash Settlement Increment 440,395,000 shares outstanding							IMPLICIT CAP ILLUSTRATION- 4.99% shares converted b/s values period ended June 30, 2009 Cash Settlement Increment 870,419,882 shares outstanding

Debenture			conversion	Principle	Adjusted note		Debenture			conversion	Principle	Adjusted
agreement	Note payable	shares at cap	value	converted	payable		agreement	Note payable	shares at cap	value	converted	note payable

jmj #1 cdb							jmj #1 cdb
face 1.45m	$1,450,000	21,975,710	$0.05030	$1,105,378	$344,622		face 1.45m	527,500	34,991,708	$0.015075	527,500	-

st. george cdb							jmj #2 cdb
550k face	$550,000	10,628,019	$0.05175	$550,000	$-		face1.1m	1,100,000	43,433,952	$0.015075	654,767	445,233

golden gate							lajolla cdb
cdb 1.5m face	$1,365,000	21,975,710	$0.05175	$1,137,243	$227,757		face2.0m	1,810,000	43,433,952	$0.017093	742,417	1,067,583

			Principle for		total	Increment				Principle for		total	Increment
Debenture	Adjusted note		net cash	Ratio	net cash	net cash	Debenture	Adjusted note	Note	net cash	Ratio	net cash	net cash
agreement	payable	Note receivable	settlement		settlement	settlement	agreement	payable	receivable	settlement		settlement	settlement

jmj #1 cdb							jmj #1 cdb
face 1.45m	$344,622	$1,000,000	$(655,378)	125%	n/a	n/a	face 1.45m	$-	$350,000	$(350,000)	125%	n/a	n/a

st. george cdb							jmj #2 cdb
550k face	$-		$-	150%	$-	$-	face1.1m	$445,233	$1,000,000	$(554,767)	125%	n/a	n/a

golden gate							lajolla cdb
cdb 1.5m face	$277,757	$950,000	$(672,243)	150%	n/a	n/a	face2.0m	$1,067,583	$1,800,000	$(732,417)	150%	n/a	n/a

SEQUENCING ILLUSTRATION- Latest Maturiy Date First-period ended June 30, 2008 Cash Settlement Increment							SEQUENCING ILLUSTRATION- Latest Maturiy Date First-period ended June 30, 2009 Cash Settlement Increment

			Principle for		total	Increment				Principle for		total	Increment
Debenture		Note	net cash	Ratio	net cash	net cash	Debenture		Note	net cash	Ratio	net cash	net cash
agreement	Note payable	receivable	settlement		settlement	settlement	agreement	Note payable	receivable	settlement		settlement	settlement

jmj #1 cdb							jmj #1 cdb
face 1.45m	$1,450,000	$1,000,000	$450,000	125%	$562,500	$112,500	face 1.45m	$527,500	$350,000	$177,500	125%	$221,875	$44,375

st. george cdb							jmj #2 cdb
550k face	$550,000		$550,000	150%	$825,000	$275,000	face1.1m	$1,100,000	$1,000,000	$100,000	125%	$125,000	$25,000

golden gate							lajolla cdb
cdb 1.5m face	$1,365,000	$950,000	$415,000	150%	$622,500	$207,500	face2.0m	$1,810,000	$1,800,000	$10,000	150%	$15,000	$5,000